Nexa Reports Second Quarter 2024 Exploration Results

Luxembourg, July 25, 2024 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the second quarter of 2024. This document contains forward-looking statements.

Summary

Nexa’s drilling strategy for 2024 focuses on near-mine expansion, brownfield and infill drilling. Additional exploratory drilling is also planned for greenfield projects with favorable prospects.

Exploration expenditure and drilling production are running close to budget but are slightly behind the drilling schedule. By the end of the second quarter, cumulative drilling production reached 105,198 meters, with 25,808 meters from exploratory drilling and 80,426 meters from mining infill drilling. Total exploratory drilling in 2Q24 was 15,857 meters, with 10,848 meters in Peru using seven rigs, and 5,008 meters in Brazil using five rigs. These numbers include 1,957 meters from early-stage greenfield projects in Brazil and Peru. Drilling production during 2Q24 was below schedule, mainly due to technical and mechanical issues with the new drilling contractor at Vazante, resulting in 1,665 meters less than planned, and also due to rainfalls at Cerro Lindo. Exploratory drilling planned for the next quarter includes 13,221 meters in Peru with eight rigs, 8,050 meters in Brazil with six rigs, and 1,500 meters in Namibia with one rig, totaling 22,271 meters.

Commenting on the report, Jones Belther, Senior Vice President of Mineral Exploration & Business Development, said “Our brownfield exploration programs are advancing toward expanding our exploration portfolio and aiming to increase the life of our mines. Drilling results at Cerro Lindo confirmed the extent of mineralization at depth in Orebody 8C, with an intercept of 32.1 meters at 4.56% Zn, 1.53% Pb, 0.13% Cu, 80.33 g/t Ag, and 0.12 g/t Au. At the Pasco complex, the Integración orebody continues to expand at depth, with multiple intersections like 18.2 meters with 9.63% Zn, 5.93% Pb, 0.47% Cu, 55.26 g/t Ag, and 0.50 g/t Au. At Aripuanã, the Massaranduba target exploration drilling, located 2 km southeast of Babaçu, confirmed mineralized intercepts like 8.5 meters with 2.54% Zn, 1.15% Pb, and 20.74 g/t Ag”.

Cerro Lindo

In 2Q24, the exploration program continued to focus on extensions of known ore bodies to the southeast of Cerro Lindo and at the Patahuasi Millay target. There are currently five operating drill rigs.

During the period, a total of 7,360 meters of exploration drilling and 12,047 meters of mining infill drilling were executed, totaling 13,686 meters and 24,201 meters in 1H24, respectively.

The exploration drilling program executed a total of 7,360 meters in 2Q24. This amount was less than the targeted amount of 7,609 meters due to heavy rainfalls and operational issues. The program focused on detailed drilling of Orebody 8B to expand Mineral Resources and investigate the extension of Orebody 8C, as well as the Puca Punta target located 4 kilometers northwest of Cerro Lindo. Additionally, drilling continued at the geophysical anomaly of the Patahuasi Millay target, aiming to identify new mineralized zones.

Exploration Report – 2Q24

Drilling results confirmed the extent of mineralization in Orebody 8B, with an intercept of 4.4 meters with 2.14% Zn, 0.05% Pb, 0.05% Cu, 2.81 g/t Ag, and 0.02 g/t Au, and Orebody 8C with an intercept of 32.1 meters at 4.56% Zn, 1.53% Pb, 0.13% Cu, 80.33 g/t Ag, and 0.12 g/t Au.

Drilling results at the Puca Punta and Patahuasi Millay targets identified the presence of sulfide mineralization but did not yield any significant intercepts.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or have pending assay results. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercepts. PAR refers to pending assay results.

388000
390000
392000
394000
8558000
8556000
8554000
N
PUCASALLA
PECLD07456
PECLD07292
PATAHUASI MILLAY
PECLD07459
PECLD07468
PECLD07444
PECLD07449
PECLD07513
PECLD07350
OB6A
OB9
OB8C
OB8A
OB8B
CERRO LINDO
PECLD07489
PECLD07556
PECLD07498
PECLD07460
A
B
C
D
E
F
0
2 km
2024 drilling program
Surface drilling
Underground drilling
Mineralization

2

Exploration Report – 2Q24

A SW
NE B
2100m
1800m
1600m
1400m
2100m
1800m
1600m
4.4m @ 2.14% Zn + 0.05% Pb
+ 0.05% Cu + 2.81 g/t Ag
Orebody 8B
PECLD07460
200 m
Dacite flows
Intrusive
Mineralization

C SW
NE D
2100m
1800m
1600m
1400m
2100m
1800m
1600m
5.6m @ 2.79% Zn + 0.01% Pb
+ 0.12% Cu + 4.38 g/t Ag
Orebody 8B
PECLD07513
200 m
Dacite flows
Intrusive
Mineralization

3

Exploration Report – 2Q24

For 3Q24, we plan to continue drilling the extensions of Orebody 8B (1,620 meters) and Orebody 8C (1,700 meters) with three underground rigs, as well as to continue the exploration drilling program at the Patahuasi Millay target (1,801 meters) with one rig, totaling 5,121 meters.

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and the exploration of new areas to define new mineralized zones near the mine. In 2Q24, 1,935 meters of exploratory drilling were completed in the Sucuri area with two rigs. An additional 11,036 meters of mining infill drilling with three rigs were carried out at the Vazante mine, totaling 2,172 meters and 21,315 meters in 1H24, respectively.

During 2Q24, the exploration drilling program executed 1,935 meters focused on the Sucuri area, aiming to confirm ore continuity. Three drill holes were completed, two with no significant intercepts and one (BRBVZEND000067) with pending assay results but visual indications of mineralization. The amount drilled was 1,665 meters below schedule due to drill rig mobilization delays and technical and mechanical issues with the new drilling contractor. A new drill rig is scheduled to be mobilized in 3Q24.

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or have pending assay results. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercepts. PAR refers to pending assay results.

4

Exploration Report – 2Q24

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante mine
Paralelo
Vazante
Mata Preta
Vazante Sul
Sungen
0
10 km
Vazante mine
Other targets
303000
306000
8016000
8013000
BRBVZEND000069
BRBVZEND000067
BRBVZEND000066
BRBVZMVD000023
BRBVZMVD000021
Vazante
2024 Drilling
Completed
In Progress
Planned
Mineralized zone
0
1 km

For 3Q24, we plan to continue the extension drilling program at the Sucuri and Vazante Sul targets, totaling 3,850 meters with three rigs.

Aripuanã

The Aripuanã exploration strategy focuses on drill testing the Massaranduba target, aiming for Mineral Resources expansion.

During 2Q24, a total of 1,783 meters of exploration drilling and 8,628 meters of mining infill drilling were executed, totaling 1,783 meters and 18,359 meters in 1H24, respectively.

Two drill holes completed in 4Q23 had assay results available during 2Q24. Drilling results from hole BRAPD000192, located 1,700 meters southeast of Babaçu, confirmed the continuity of the mineralized zone, revealing three intercepts including 8.5 meters with 2.54% Zn, 1.15% Pb, and 20.74 g/t Ag. These results are the first confirmation of deep and thick mineralization at Massaranduba. Shallow mineralization had been confirmed by previous drilling in the northwestern portion of Massaranduba, about 300 meters northwest of hole BRAPD000192, but with lower widths. Holes completed during 2Q24 have pending assay results but confirm the continuity of the VMS mineralization to the southeast.

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or have pending assay results. True widths of the mineralized intervals are unknown at this time. PAR refers to pending assay results.

5

Exploration Report – 2Q24

A
B
200m
200m
BRAPD000192
0m
0m
-200m
-200m
-400m
4.0m @ 1.49% Zn + 1.49% Pb + 0.97% Cu + 113.77 g/t Ag
8.5m @ 2.54% Zn + 1.15% Pb + 20.74 g/t Ag
5.4m @ 2.54% Zn + 0.53% Pb + 0.64% Cu + 19.01 g/t Ag
Massaranduba
200m
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

6

Exploration Report – 2Q24

For 3Q24, we plan to drill 2,850 meters with two rigs at the Massaranduba target to identify new mineralized zones.

El Porvenir

The exploration drilling strategy continues to focus on extending the existing satellite mineralized bodies along strike and at depth. In 2Q24, 2,822 meters of exploratory underground drilling with three rigs and 9,265 meters of mining infill drilling were executed, totaling 6,211 meters and 14,011 meters in 1H24, respectively.

During 2Q24, the exploration drilling program focused on the Integración and VAM targets, totaling 2,822 meters. Drilling results confirmed the extension of the mineralized zone in the Integración target, highlighted by 18.2 meters with 9.63% Zn, 5.93% Pb, 0.47% Cu, 55.26 g/t Ag, and 0.50 g/t Au in hole PEEPD02764, and 30.3 meters with 1.99% Zn, 1.20% Pb, 0.04% Cu, 63.08 g/t Ag, and 0.23 g/t Au in hole PEEPD02732. Drilling results at the VAM target had no significant intercepts.

EL PORVENIR - 2Q24 - MAIN INTERSECTIONS									
Hole_id	**Ore body**	**From**	**To**	**Length**	**Zn%**	**Pb%**	**Cu%**	**Ag g/t**	**Au g/t**
PEEPD02716	Integración	498.3	504.4	6.1	0.59	1.95	0.06	261.67	0.22
PEEPD02732	Integración	347.2	350.7	3.5	3.32	1.29	0.11	31.86	0.14
And	Integración	413.9	418.1	4.2	2.70	1.45	0.08	18.08	2.34
And	Integración	486.8	501.9	15.1	1.86	0.79	0.03	85.87	0.33
And	Integración	515.7	545.9	30.3	1.99	1.20	0.04	63.08	0.23
And	Integración	550.4	556.1	5.7	1.89	1.56	0.08	67.25	0.14
And	Integración	562.4	566.4	4.0	1.68	1.21	0.08	56.60	0.12
PEEPD02737	VAM	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02748	Integración	213.6	217.9	4.3	2.91	2.92	0.16	74.73	0.12
And	Integración	291.8	295.9	4.1	4.10	2.69	0.15	84.96	0.83
And	Integración	300.1	302.3	2.2	11.93	8.76	0.48	469.43	5.76
And	Integración	379.5	392.8	13.3	4.31	1.63	0.09	21.94	0.22
And	Integración	398.3	406.7	8.4	3.81	2.80	0.16	38.92	0.65
And	Integración	414.7	417.4	2.7	5.43	3.22	0.32	46.96	2.27
PEEPD02764	Integración	163.8	166.9	3.1	2.98	0.05	0.07	10.85	0.07
And	Integración	257.7	260.8	3.1	2.40	1.10	0.05	50.95	0.52
And	Integración	293.2	296.2	3.0	2.05	0.62	0.04	138.03	0.61
And	Integración	337.7	355.9	18.2	9.63	5.93	0.47	55.26	0.50
And	Integración	365.4	369.3	3.9	15.52	8.55	1.08	124.09	0.87
And	Integración	378.1	380.8	2.7	6.07	3.38	0.38	33.40	0.55
And	Integración	389.3	395.0	5.7	2.99	2.27	0.08	17.79	0.29
And	Integración	513.2	521.9	8.7	5.55	1.18	0.10	86.85	0.14
And	Integración	524.8	528.3	3.5	8.96	6.98	0.41	219.90	0.80
And	Integración	548.6	552.4	3.8	8.90	2.12	0.09	84.77	0.10
And	Integración	553.1	600.8	47.7	7.49	0.88	0.26	60.54	0.15
And	Integración	603.1	609.5	6.4	4.48	0.24	0.18	58.72	0.24
PEEPD02781	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD02802	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or have pending assay results. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercepts. PAR refers to pending assay results.

7

Exploration Report – 2Q24

366000
367000
368000
369000
8831000
8830000
8829000
8828000
8827000
8826000
N
V27
OB13
OB23
CNE
Anita
San Gerardo
open pit
OB10
OB17
Prvs
PEEPD02703
B
Integración
PEEPD02802
PEEPD02781
PEEPD02716
PEEPD02732
PEEPD02748
PEEPD02764
A
Atacocha
El Porvenir
CN3
V1204
Don Lucho
Boc +80
Exito
PEEPD02737
PEEPD02704
Porv9
PEEPD02729
Pique Picasso
VAM
Progreso
P2SW
Sara
Mineralization
Claim limit
2024 underground drilling
1Q24 drilling
2Q24 drilling
1Km

8

Exploration Report – 2Q24

A
B
6.1m @
0.59% Zn + 1.95% Pb
+ 0.06% Cu + 261.67
g/t Ag + 0.22 g/t Au
18.2m @
9.63% Zn + 5.93% Pb
+ 0.47% Cu + 55.26
g/t Ag + 0.50 g/t Au
30.3m
@ 1.99% Zn + 1.20%
Pb + 63.08 g/t Ag +
0.23 g/t Au
3000
PEEPD02716
PEEPD02732
PEEPD02748
PEEPD02764
15.1m @
1.86% Zn + 0.79%
Pb + 0.03% Cu +
85.87 g/t Ag + 0.33
g/t Au
8.7m @
5.55% Zn + 1.18%
Pb + 0.10% Cu +
86.85 g/t Ag +
0.14 g/t Au
8.4m @
3.81% Zn + 2.80% Pb +
0.16% Cu + 38.92 g/t
Ag + 0.65 g/t Au
2600
13.3m @
4.31% Zn + 1.63%
Pb + 0.09% Cu +
21.94 g/t Ag + 0.22
g/t Au
2600
47.7m @
7.49% Zn + 0.88%
Pb + 0.26 Cu% +
60.54 g/t Ag +
0.15 g/t Au
0
200 m
Mineralization
Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Chert
Limestone

For 3Q24, we plan to continue drilling the southern extension of the Integración target at 3,300 level, aiming to extend the mineralized zone (1,800 meters with three rigs).

Atacocha

No drilling activities are planned for 2024 at Atacocha. However, some drill holes will be conducted within the Atacocha underground mine with the objective of extending the Integración mineralized breccia. For the purpose of this report, the results of these activities will be presented in the El Porvenir section.

Namibia

Namibia is strategically important to Nexa for the development of copper exploration projects and mining activities outside Latin America. Otavi and Namibia North joint venture projects are well placed in a copper province in the northern part of the country.

9

Exploration Report – 2Q24

Exploratory work in Namibia is targeting high-grade copper sediment hosted deposits along the fertile Tsumeb belt.

Otavi Project

No drilling activities are planned at the Otavi project for 2024; the project remains on hold.

Namibia North Project

No drilling activities occurred at the Namibia North project in 1H24.

Drilling is expected to resume in 3Q24, with one rig being mobilized to the Tsumeb East target, located a few kilometers from the well-known Tsumeb Cu-Pb deposit in the same geological environment.

The extensive AMT survey, totaling approximately 80 linear kilometers, is currently ongoing and is contributing to delineate undercover stratigraphy and structural corridors. Detailed geological mapping will continue in 3Q24 to consolidate geological information and better delineate drilling targets.

General map of Nexa tenements in Namibia.

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir. In April 2024 Bureau Veritas laboratory in Lima started to replace ALS Global for Brazil and Peruvian greenfield and brownfield projects assays.

Technical Information

Jose Antonio Lopes, MAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available under Nexa’s profile on SEDAR at www.sedarplus.ca.

10

Exploration Report – 2Q24

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is Cajamarquilla located in Lima, Peru, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

11